September 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Jordan Nimitz

               Joe McCann

Re: Capstar Special Purpose Acquisition Corp.
Registration Statement on Form S-4
Filed August 10, 2021
File No. 333-258693

Ladies and Gentlemen:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated September 15, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1 to the Registration Statement”).

To assist your review, we have reproduced the text of the Staff’s comments below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed August 10, 2021

Market and Industry Data, page iii

1.	Your statements regarding information in the document provided by third-party sources, or based on information from third-party sources, inappropriately implies you are not responsible for the disclosure in the prospectus. Revise to clarify you are responsible for all disclosure in the prospectus.

The Company respectfully advises the Staff that it has revised page iii of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 22

2.	Please revise the Summary disclosure concerning Gelesis to highlight the going concern determinations referenced on page 192.

The Company respectfully advises the Staff that it has revised page 23 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 29, 2021

3.	Please revise the disclosure on page 23 to explain briefly how the de novo classification differs from the PMA and 510(k) pathways as it relates to determinations concerning safety and efficacy.

The Company respectfully advises the Staff that it has revised pages 23 and 166 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Summary Risk Factors, page 29

4.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company respectfully acknowledges the Staff’s comment and has revised pages 31, 57 and 58 of Amendment No. 1 to the Registration Statement to add a new risk factor “Risk Factors—Risks Related to CPSR and the Business Combination—Investors may not have the same benefits as an investor in an underwritten public offering.”

Background to the Business Combination, page 98

5.	With reference to the disclosure on page 100, please revise to discuss who introduced you to Gelesis and the individuals and parties who were involved in the initial communications and negotiations.

The Company respectfully advises the Staff that it has revised page 99 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

6.	Please substantially revise to discuss the “preliminary discussions” and negotiations concerning material terms of the business combination, particularly as it relates to valuation of Gelesis. For instance, and without limitation, we note that Background section is silent with respect to the valuations discussed/proposed during the February 25 to April 15 timeframe. Please be sure to indicate which party first presented a valuation figure and discuss each counterproposal so that investors can understand how this term was negotiated and whether the valuation moved materially during this period. Discuss the basis or bases presented in support of each valuation proposed.

The Company respectfully advises the Staff that it has revised pages 99 through 101 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

7.	Please revise to discuss and explain the financial model or models developed by each party or the parties. Discuss all material inputs and assumptions underlying the model or models. Disclose forecasts that Gelesis or advisors presented to CPSR’s management or Board, or advise. In this regard, we note that the implied equity value ascribed to Gelesis is based on forecasted revenue and gross profit.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 29, 2021

The Company respectfully advises the Staff that it has revised pages 108 through 111 of Amendment No. 1 to the Registration Statement to include a new section “Certain Unaudited Prospective Financial Information of Gelesis” in response to the Staff’s comment.

8.	Revise to discuss the material terms negotiated during the PIPE Financing so that investors can understand the issues that mattered to the parties and how the proposed terms changed during the course of the negotiations.

The Company respectfully advises the Staff that it has revised pages 102 and 104 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

The Board’s Reasons for the Business Combination, page 105

9.	Please revise the disclosure on page 106 to explain how the peer sets were developed. Explain the bases that the Board used to determine that the six identified companies were the most comparable to Gelesis. Explain whether the Board considered the valuations of any companies in the weight management industry.

The Company respectfully advises the Staff that it has revised pages 105 and 106 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

10.	Present the market capitalization, enterprise value, implied valuation multiples and other relevant financial measures for each of the six peer companies so that investors can understand how Gelesis represented an attractive valuation relative to this peer set. Also, clarify the rationale and basis for using projected 2023 revenue, projected 2023 gross profit and the 2.2x and 3.4x multiples.

The Company respectfully advises the Staff that it has revised page 106 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Interests of CPSR’s Directors and Executive Officers in the Business Combination, page 108

11.	Please expand your disclosure here to quantify the aggregate dollar amount and describe the nature of what the CPSR sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Further, please clarify if the CPSR sponsor and its affiliates can earn a positive rate of return on their investment, even if other CPSR shareholders experience a negative rate of return in the post-business combination company. Please also highlight this information in your Questions and Answers and/or Summary discussion.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 29, 2021

The Company respectfully advises the Staff that it has revised pages 13, 14, 15, 58, 59, 60, 113 and 114 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. None of the Sponsor, the Company’s officers or directors, or any of their respective affiliates, has incurred any out-of-pocket expenses or extended any loans to CPSR that remain outstanding. All expenses related to identifying, investigating and consummating an initial business combination were paid directly by CPSR in the ordinary course of business.

U.S. Federal Income Considerations, page 130

12.	Please have counsel provide a tax opinion addressing the tax consequences to U.S. holders of CPSR common stock who exercise redemption rights and who hold shares at the time of the Business Combination. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that, in response to the Staff’s comment, the requested tax opinion has been attached as Exhibit 8.1 to Amendment No. 1 to the Registration Statement.

Information about Gelesis, page 165

13.	Please revise to disclose the operating plan for the business in the coming few years as well as the intended uses of the proceeds raised through the merger and PIPE financings. State the principal purposes and the approximate amount intended to be used for each such purpose.

The Company respectfully advises the Staff that it has revised pages 167 and 168 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

14.	With reference to the risk factors on page 39, please revise to identify the jurisdictions, as applicable, where state medical boards have established rules or interpreted existing rules in a manner that limit or restrict the ability of Gelesis’ qualified distributors to use telehealth services in connection with providing patients with access to Plenity.

The Company respectfully advises the Staff that Plenity is available in all 50 states via telehealth services provided by Roman Health Pharmacy LLC and there are currently no jurisdictions where state medical boards have established rules or interpreted existing rules in a manner that limit or restrict the ability of Gelesis’ qualified distributors to use telehealth services in connection with providing patients with access to Plenity.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 29, 2021

15.	We note the disclosure on page 169 that during the Beta Launch Gelesis achieved a 90--95% physician “grant rate” among people with a BMI 25-40 seeking a prescription through telehealth. Please revise to explain the term “grant rate.” Disclose the grant rate for patients with a BMI under and above this BMI range.

The Company respectfully advises the Staff that it has revised page 169 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

16.	With reference to your disclosure on pages 178-179, please discuss whether you have trial results that extend beyond 24 weeks, and if not, whether any such studies are planned. Discuss, as applicable, whether the lack of longer term data impacts commercialization of Plenity for the BMI of 25 – 40 indication and whether longer term data will be required to receive regulatory clearance/approval for the additional indications that you are targeting.

The Company respectfully advises the Staff that it has revised page 179 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Key Business Metrics, page 195

17.	Please address the following:

•	You state that you define “members” as the number of consumers who have begun their weight loss journey with Plenity and that it includes the cumulative number of both recurring and non-recurring consumers as of the respective reporting date. Tell us how you considered providing a breakdown of recurring versus non-recurring members.

The Company respectfully advises the Staff that it has revised page 196 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that Gelesis does not differentiate from recurring and non-recurring consumers as (i) Gelesis strongly believes every member’s weight-loss journey is chronic and long-term in nature, and (ii) owing to a limited available supply of Plenity to-date, Gelesis has not initiated its long-term strategy and mechanisms to retain and or win-back members. Gelesis will continue to evaluate the utility of this business metric in future periods.

•	The sentence preceding the table indicates that all these metrics are in thousands. Tell us whether the number of members and number of units sold are in thousands like the dollar amounts. If not, please revise your presentation accordingly.

The Company respectfully advises the Staff that it has revised page 196 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

•	Further, tell us how the cumulative members number of 32,900 thousand presented here reconciles to your statement on page 169 that “over 50,000 members have started their weight loss journey with Plenity since its Beta launch.”

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 29, 2021

The Company respectfully advises the Staff that it has revised pages 169 and 196 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that as of the date of Amendment No. 1 to the Registration Statement, over 60,000 members have started their weight loss journey with Plenity since Gelesis’ beta launch. The table on page 196 of Amendment No. 1 to the Registration Statement presents the number of members as of the six months ended June 30, 2021 and 2020 and the years ended December 31 2020 and 2019.

•	Revise your discussion of revenues within your Results of Operations sections on pages 200 and 202 to present a rate/volume analysis, providing us with a supplemental reconciliation between that disclosure and your business metrics here.

The Company respectfully advises the Staff that it has revised pages 196, 197, 200 and 202 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Results of Operations, page 200

18.	Revise your discussions of research and development expense to provide a breakdown of these expenses by the type of expense included. To the extent you track your research and development expense on a product candidate basis, separately quantify such expenses by product candidate. To the extent you do not track your research and development expenses on a product candidate basis, disclose that fact.

The Company respectfully advises the Staff that it has revised pages 199, 201, 202 and 203 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Exhibits

19.	Please file the distribution agreements with Roman Health Pharmacy LLC and GoGoMeds as exhibits.

In response to the Staff’s comment, the distribution agreements with Roman Health Pharmacy LLC and GoGoMeds will be filed as exhibits to a subsequent amendment to the Registration Statement.

20.	Please file the strategic partnership agreement with China Medical System Holdings Limited as an exhibit.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 29, 2021

In response to the Staff’s comment, the strategic partnership agreement with China Medical System Holdings Limited will be filed as an exhibit to a subsequent amendment to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265.

Sincerely,

/s/ Christopher Auguste, Esq.

Christopher Auguste

cc: R. Stephen Hicks, Capstar Special Purpose Acquisition Corp.